July 1, 2025

Hossein Haririnia
Treasurer
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta CA 92562

       Re: HNO International, Inc.
           Form 10-K for the fiscal year ended October 31, 2024
           Filed March 20, 2025
           File No. 000-56568
Dear Hossein Haririnia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation